UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COPART, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

217204106

(CUSIP Number of Class of Securities)

A. Jayson Adair

Chief Executive Officer

Copart, Inc.

14185 Dallas Parkway, Suite 300

Dallas, TX 75254

(972) 391-5000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Paul A. Styer, Esq.

Senior Vice President, General Counsel and Secretary

Copart, Inc.

14185 Dallas Parkway, Suite 300

Dallas, TX 75254

(972) 391-5000

Copy to:

Robert F. Kornegay, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

Tel: (858) 350-2300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$499,999,968	$58,100

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 13,888,888 shares of common stock at the tender offer price of $36.00 per share.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,100	Filing Party:	Copart, Inc.
Form or Registration No.:	005-47299	Date Filed:	June 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 3 TO SCHEDULE TO-I

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 4, 2015 by Copart, Inc., a Delaware corporation, as amended on June 24, 2015 and July 7, 2015 (the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 3, relates to the offer by Copart, Inc. to purchase up to 13,888,888 shares of its common stock, par value $0.0001 per share, at a price not greater than $36.00 nor less than $34.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2015 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the “Offer”). The Offer expired at 5:00 p.m., New York City Time, on Monday, July 6, 2015. This Amendment No. 3, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 3 is filed to include the information set forth below and only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

“The tender offer expired at 5:00 p.m., New York City time, on Monday, July 6, 2015. Based on the final count, we have been advised by the depositary that 6,254,061 shares of our common stock, or approximately 4.9% of the total outstanding shares of common stock, were validly tendered and not withdrawn in the tender offer at or below a price of $36.00 per share. In accordance with the terms of the tender offer, we have accepted all of the validly tendered shares at a purchase price per share of $36.00.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On July 10, 2015, Copart issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York City time, on Monday, July 6, 2015. A copy of the press release is filed as Exhibit (a)(1)(I) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase dated June 4, 2015.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 4, 2015.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 4, 2015.

(a)(1)(F)*	Press Release, dated June 4, 2015.

(a)(1)(G)*	Summary Advertisement, dated June 4, 2015.

(a)(1)(H)**	Press Release, dated July 7, 2015.

(a)(1)(I)***	Press Release, dated July 10, 2015.

(d)(1)	Copart Inc. 2001 Stock Option Plan (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 17, 2002).

(d)(2)	Form of Indemnification Agreement signed by executive officers and directors (incorporated by reference from Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on October 1, 2012).

(d)(3)	Copart Inc. 2007 Equity Incentive Plan, as amended and restated, (2007 EIP) (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on January 9, 2014).

(d)(4)	Form of Performance Share Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(5)	Form of Restricted Stock Unit Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(6)	Form of Stock Option Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(7)	Form of Restricted Stock Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(8)	Copart, Inc. Executive Bonus Plan (incorporated by reference from Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on August 3, 2006).

(d)(9)	Form of Copart, Inc. Stand-Alone Stock Option Award Agreement for grant of options to purchase 2,000,000 shares of the Company’s common stock to each of Willis J. Johnson and A. Jayson Adair (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 12, 2009).

(d)(10)	Amended and Restated Stand-Alone Stock Option Award Agreement between the Company and A. Jayson Adair (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 4, 2015).

(d)(11)	Amended and Restated Stand-Alone Stock Option Award Agreement between the Company and Vincent W. Mitz (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 4, 2015).

(d)(12)	Amendment dated June 9, 2010 to Option Agreements dated June 6, 2001, October 21, 2002 and August 19, 2003 between the Company and Willis J. Johnson (incorporated by reference from Exhibit 10.17 to the Company’s Quarterly Report on Form 10-K filed on September 23, 2010).

(d)(13)	Amended and Restated Executive Officer Employment Agreement between the Registrant and William E. Franklin, dated September 25, 2008 (incorporated by reference from Exhibit No. 10.1 to the Quarterly Report on Form 10-Q filed on December 10, 2008).

(d)(14)	2014 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 000-23255) filed with the SEC on December 5, 2014).

*	Previously filed on Schedule TO on June 4, 2015.
**	Previously filed on Amendment No. 2 to the Schedule TO on July 7, 2015.
***	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2015	COPART, INC.

	By:	/s/ Paul A. Styer
	Name:	Paul A. Styer
	Title:	Senior Vice President, General Counsel, and Secretary

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated June 4, 2015.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 4, 2015.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 4, 2015.

(a)(1)(F)*	Press Release, dated June 4, 2015.

(a)(1)(G)*	Summary Advertisement, dated June 4, 2015.

(a)(1)(H)**	Press Release, dated July 7, 2015.

(a)(1)(I)***	Press Release, dated July 10, 2015.

(d)(1)	Copart Inc. 2001 Stock Option Plan (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 17, 2002).

(d)(2)	Form of Indemnification Agreement signed by executive officers and directors (incorporated by reference from Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on October 1, 2012).

(d)(3)	Copart Inc. 2007 Equity Incentive Plan, as amended and restated, (2007 EIP) (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on January 9, 2014).

(d)(4)	Form of Performance Share Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(5)	Form of Restricted Stock Unit Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(6)	Form of Stock Option Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(7)	Form of Restricted Stock Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(8)	Copart, Inc. Executive Bonus Plan (incorporated by reference from Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on August 3, 2006).

(d)(9)	Form of Copart, Inc. Stand-Alone Stock Option Award Agreement for grant of options to purchase 2,000,000 shares of the Company’s common stock to each of Willis J. Johnson and A. Jayson Adair (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 12, 2009).

(d)(10)	Amended and Restated Stand-Alone Stock Option Award Agreement between the Company and A. Jayson Adair (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 4, 2015).

(d)(11)	Amended and Restated Stand-Alone Stock Option Award Agreement between the Company and Vincent W. Mitz (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 4, 2015).

(d)(12)	Amendment dated June 9, 2010 to Option Agreements dated June 6, 2001, October 21, 2002 and August 19, 2003 between the Company and Willis J. Johnson (incorporated by reference from Exhibit 10.17 to the Company’s Quarterly Report on Form 10-K filed on September 23, 2010).

(d)(13)	Amended and Restated Executive Officer Employment Agreement between the Registrant and William E. Franklin, dated September 25, 2008 (incorporated by reference from Exhibit No. 10.1 to the Quarterly Report on Form 10-Q filed on December 10, 2008).

(d)(14)	2014 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 000-23255) filed with the SEC on December 5, 2014).

*	Previously filed on Schedule TO on June 4, 2015.
**	Previously filed on Amendment No. 2 to the Schedule TO on July 7, 2015.
***	Filed herewith.